Filed by Western Sizzlin Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Jack in the Box Inc.
Registration No. 333-154313

On October 15, 2008, Western Sizzlin Corporation issued the following press release:

WESTERN SIZZLIN CORPORATION COMMENCES EXCHANGE OFFER
FOR JACK IN THE BOX INC.

ROANOKE, Va., October 15, 2008 – Western Sizzlin Corporation (NASDAQ: WEST) today announced that it has commenced an exchange offer for up to 680,500 shares of Jack in the Box Inc. (NYSE: JBX). The exchange ratio for the offer is 1.607 shares of Western common stock for one share of Jack in the Box common stock.

The exchange offer is conditioned upon, among other things, the registration statement for the issuance of Western shares in the exchange offer being declared effective by the Securities and Exchange Commission and, to the extent required by Nasdaq rules, stockholder approval of the issuance of Western shares in the offer, which the executive officers and directors of Western have the voting power to approve.  Western’s offer is not conditioned on any minimum number of Jack in the Box shares being tendered.  The complete terms and conditions of the exchange offer are set forth in the registration statement and the other offering documents filed today by Western with the Securities and Exchange Commission.

The exchange offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, November 13, 2008, unless extended.

Morrow & Co., LLC is acting as Information Agent for the exchange offer.

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any securities.  Any exchange offer will be made only through a registration statement and related materials.  In connection with the exchange offer, Western has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission.  Investors and stockholders of Jack in the Box are advised to read this registration statement and related disclosure materials (including other disclosure materials when they become available) carefully because they contain (and will contain) important information.  Investors and stockholders may obtain a free copy of the disclosure materials and other documents filed by Western with the Securities and Exchange Commission at the SEC’s website at www.sec.gov.  A free copy of the disclosure materials and other documents of Western may also be obtained from Western upon request by directing such request to the Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, E-mail:  offer.info@morrowco.com.  Banks and brokerage firms please call: (203) 658-9400.  Stockholders call toll free: (800) 607-0088.

About Western Sizzlin Corporation

Western Sizzlin Corporation is a holding company owning subsidiaries engaged in a number of diverse business activities.  Western’s primary business activities are conducted through Western Sizzlin Franchise Corporation and Western Sizzlin Stores, Inc., which franchise and operate 116 restaurants in 19 states.  Financial decisions are centralized at the holding company level, and management of operating businesses is decentralized at the business unit level.  Western’s primary objective centers on achieving above-average returns on capital in pursuit of maximizing the eventual net worth of its stockholders.

Forward-Looking Statements

This release contains forward-looking statements relating to Western Sizzlin Corporation’s exchange offer for up to 680,500 shares of Jack in the Box Inc. common stock and Western’s expectations with regard to the proposed transaction.  These forward-looking statements are based on Western’s current intent, expectations, estimates and projections and are not guarantees of future performance.  These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them.  In addition, some factors are beyond Western’s control.  Factors that could cause actual results to differ materially from the statements made in this release include, among others: (i) the willingness of Jack in the Box stockholders to tender their shares in the exchange offer and the number and timing of shares tendered; (ii) the satisfaction, or waiver by Western to the extent legally permissible, of all conditions to the exchange offer; and (iii) other factors as described in filings with the Securities and Exchange Commission, including the factors discussed under the heading “Risk Factors” in Western’s prospectus included in its registration statement on Form S-4 as filed with the Securities and Exchange Commission on October 15, 2008.

Contact:

Robyn B. Mabe, Chief Financial Officer
Western Sizzlin Corporation
(540) 345-3195